EXHIBIT 99.1

BRAZAURO RESOURCES CORPORATION

Management’s Discussion & Analysis
For the Three Months Ended April 30, 2010 and 2009
As of June 24, 2010

The following discussion of the results of operations of Brazauro Resources Corporation for the three months ended April 30, 2010 and 2009 should be read in conjunction with the management-prepared consolidated financial statements and notes thereto for the periods ended April 30, 2010 and 2009 for Brazauro Resources Corporation (“the Company”) and with the consolidated financial statements and notes thereto for the years ended January 31, 2010, 2009, and 2008.  The consolidated financial statements referred to above are available for review under the Company’s profile at www.sedar.com.

Forward-Looking Statements

Certain statements in the following Management’s Discussion and Analysis constitute forward-looking statements.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions; competition; success of operating initiatives; the success (or lack thereof) with respect to the Company’s exploration and development operations on its properties; the Company’s ability to raise capital and the terms thereof; the acquisition of additional mineral properties; changes in business strategy or development plans; exploration and other property writedowns; the continuity, experience and quality of the Company’s management; changes in or failure to comply with government regulations or the lack of government authorization to continue certain projects; the outcome of litigation matters, and other factors referenced from time to time in the Company’s filings with securities regulators. In Addition the company entered into an agreement with Eldorado Gold Corporation (“Eldorado”) pursuant to which, subject to certain conditions, Eldorado will acquire all the outstanding shares of the Company.   Forward-looking statements regarding the transaction are subject to assumptions and risks as set out in the Company’s Management Information Circular dated June 10, 2010. The use in the following Management’s Discussion and Analysis of such words as “believes”, “plans”, “anticipates”, “expects”, “intends” and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying such statements.  The success of the Company is dependent on the efforts of the Company, its employees and many other factors including, primarily, its ability to raise additional capital and establishing the economic viability of any of its exploration properties.

A.  Business Overview and Summary

The Company is engaged in the business of exploring for and, if warranted, developing mineral properties and is concentrating its current acquisition and exploration efforts on those properties which the Company believes have large scale gold potential.  The Company has been focusing on its properties located in the Tapajós Gold District of Brazil’s northerly Pará State.

The Tapajós Gold District has a rich history of alluvial gold production.  During the 1970’s and 1980’s, the Tapajós area annually produced approximately 30% to 40% of Brazil’s total gold output.  Geologically, the Tapajós region is situated within the gold-productive, Archaean to Middle Proterozoic-aged Brazilian Shield that extends from Brazil through Guyana and into Venezuela.  In the immediate area of the Company’s projects, granitic basement rocks are intruded by subvolcanic andesitic and rhyolitic bodies, all of lower Proterozoic age.  The widespread alluvial gold deposits point to the area’s strong bedrock exploration potential.

One of the Company’s properties is in an advanced stage and two preliminary economic assessment studies have found the project to have the potential to be commercially viable. The balance of the Company’s current properties are in the exploration stage and have not been proven to be commercially developable to date.  The Company’s existing properties are gold prospects in Brazil which were acquired between fiscal years 2004 and 2010.  The Company defers and capitalizes expenditures associated with the direct acquisition, evaluation and exploration of mineral properties.  When an area is disproved or abandoned, the acquisition costs and related deferred expenditures are written-off.  The net capitalized cost of each mineral property is periodically compared to management’s estimation of the net realizable value and a write-down is recorded if the net realizable value is less than the cumulative net capitalized costs.

The Company is subject to regulation by the Federal mineral land agency in Brazil, the Departamento Nacional de Produção Mineral (“DNPM”).  The Company’s holds exploration licenses or applications for exploration licenses granted by the DNPM for the Tocantinzinho, Bom Jardim, Agua Branca, Piranhas and Andorinhas Properties.   Certain of the licenses for the Tocantinzinho Property are subject to periodic requirements for renewal, and the Company anticipates receiving the renewals in the 2010 calendar year.

Since its inception, the Company has had limited revenues from operations other than interest income on invested cash balances.

B.  Results of Operations

The Company’s mineral properties and deferred expenditures increased to $29,612,546 at April 30, 2010 from $30,138,894 at January 31, 2010 as a result of exploration costs totaling approximately $403,000, related mainly to the activities on the Company’s Agua Branca properties, less the write-off of capitalized acquisition and exploration costs related to the Bom Jardim property totaling $929,848.  As of April 30, 2010, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,289,908.

In July 2008, the Company reached an agreement with Eldorado Gold Corporation (“Eldorado”) and completed a private placement required as part of Eldorado’s earn-in on an option to acquire an initial 60% interest in the Tocantinzinho Properties.  The private placement consisted of the issuance of 8,800,000 units of the Company (the “Units”) to Eldorado at the price of $0.95 per Unit for proceeds of $8,360,000.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company.  Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company.  Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars. Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009.

In February 2007, the Company completed its acquisition of the mineral rights to the Extension Area within the Tocantinzinho Property as a result of the acquisition of the following three corporations.  The Company acquired Resource Holdings 2004 Inc. (“RH 2004”, a British Virgin Islands corporation), and its wholly-owned subsidiary, Empresa Internacional de Mineração do Brasil Ltda. (“EIMB”, a Brazil corporation), in exchange for the issuance of 13,150,000 common shares of the Company and payment of $50,000 (U.S.) to a third party.  Additionally, the Company acquired Mineração Cachambix Ltda. (“Cachambix”, a Brazil corporation) from third parties by payment of $850,000 (U.S.) and its agreement to make two future payments of $1,000,000 (U.S.) each, which was paid on the due dates in February 2008 and 2009.

During fiscal 2008 the Company made the final option payment of $150,000 (U.S.) and 700,000 common shares of the Company due under the Option Agreement to acquire the Tocantinzinho Properties dated August 2003.  Additionally, in fiscal 2008 the Company incurred acquisition costs totaling approximately $1,290,000 (U.S.) related to the Tocantinzinho Properties, which primarily represent payments for mineral rights under the Underlying Agreements discussed in Note 6 to the Consolidated Financial Statements for the years ended January 31, 2010, 2009, and 2008.

Since 2004, 159 drill holes have been completed on the Tocantinzinho project by the Company and Eldorado. In addition, a resource of over 2.28 million gold ounces has been established and two Preliminary Economic Assessments (PEA) have been completed, both finding the project to be commercially viable.

In December 2006, the Company received a NI 43-101 qualified estimate of the gold resource at the Tocantinzinho Properties, and another two, in August 2007 and December 2007.  Additionally, the Company commissioned an independent, preliminary scoping study at the Tocantinzinho Properties, and results from the study were released in the third fiscal quarter of 2008.  In the fourth quarter of fiscal 2008, the Company commissioned and received an additional preliminary scoping study at the Tocantinzinho Properties, and results from that study were released in December 2007.

During fiscal 2009 the Company completed an 8,500 meter core drilling campaign on the Tocantinzinho Property that was designed to upgrade inferred resources to the indicated category and to probe deeper into the mineralized zone with a view to increasing the total resources down to the level of 300 meters below surface.  Results of the 26 drill holes completed in the fiscal 2009 drilling campaign were released in October, 2008.

A resources update, plus results of additional drilling carried out by Eldorado Gold Corp. at Brazauro’s 100%-owned Tocantinzinho Gold Project (TZ) were released in March 2009. The drilling results consist of 12 holes executed by Eldorado as part of its planned 20,000-meter drilling program at Tocantinzinho. The update of the resource estimate at TZ included the results from 26 holes drilled by Brazauro in 2008 and 12 holes drilled by Eldorado, also in 2008, for a total of 12,332 meters.

In January 2010 the Company announced the results of an updated PEA that confirms the economic viability and technical aspects of the Company’s 100%-owned Tocantinzinho property. The updated PEA was conducted by NCL Brasil Ltda. and builds on the assessment announced by the Company in December 2007.  It includes a detailed mine plan, enhanced engineering studies and committed budget proposals from suppliers for key elements of the mine development, including the provision of power to the site.

In July 2008, the Company entered into an option agreement under which it may acquire the mineral rights to the 19,899 hectare Piranha Property, located in Pará State.  The Company has an option to earn 100% of the Piranha Property, with no residual production royalty obligations, by payment of a total of Brazilian Reals (BR) $1,800,000 over three years.

In August 2009 the Company entered into another option agreement under which it may acquire the mineral rights to an additional 7,229 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, with no residual production royalty obligations, by payment of a total of BR$ 700,000 over three years. The Company can terminate the option agreement at any time without further obligation.

In December 2009, the Company entered into an option agreement under which it may acquire the mineral rights to an additional 7,404 hectare property in the Piranhas area. The Company has an option to earn a 100% interest in this property, by payment of a total of BR$ 2,500,000 over three years. The vendor will retain a 0.5% net smelter royalty which the Company can repurchase for BR$ 3,000,000. The Company can terminate the option agreement at any time without further obligation.

In August 2009 the Company entered into a non-binding letter of intent with Talon Metals Corp. to option the Agua Branca property from Talon’s Brazilian subsidiary.  Agua Branca consists of approximately 9,356 hectares of exploration licenses in the Tapajos region of Pará state, Brazil. Effective December 10, 2009, after due diligence by the Company was completed, the parties entered into a definitive agreement under which the Company may acquire 100 per cent of the property in consideration for option payments of US$60,000 on signing of the agreement with an additional US$60,000 due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”) both of which have been paid, US$130,000 on or before December 31, 2010, and US$1,870,000 two years from the date of the definitive agreement. In addition, and to maintain the option, the Company will expend at least US$500,000 on the property in each of the first two years which will include at least 2,000 meters of core drilling in the first year and will assume existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty which the Company can repurchase for US$2,000,000.

On May 2010, the DNPM published in the Brazilian Official Gazette the renewal of Água Branca Exploration Licenses for an additional period of three years.

The Company plans to carry out an initial soil-sampling program over Água Branca Property targets in the second quarter of 2010, followed immediately by a comprehensive drilling program.  A camp is in place and drilling has commenced.

The Água Branca results obtained by the Company’s sampling have extended to the northwest an open soil anomaly identified by the previous owner, which had drilled six diamond holes showing hydrothermal alteration and mineralization very similar to Tocantinzinho. This north-westerly trending soil geochemistry anomaly extends more than 1,000 meters with values ranging between 100 ppb and 600 ppb gold. The company plans an initial 2,000-meter drilling program to investigate this soil anomaly that started in June 2010.

The Company’s mineral properties and deferred expenditures increased to $29,037,326 at April 30, 2009 from $28,809,952 at January 31, 2009 as a result of exploration costs totaling approximately $225,000 related to the activities on the Company’s Bom Jardim properties.  As of April 30, 2009, the capitalized costs related to the Company’s primary exploration target, the Tocantinzinho Properties, totaled $28,112,204.

The Company has not received any revenues from mining operations since inception.  During the three months ended April 30, 2010 and 2009, the Company’s revenues were comprised primarily of interest income on proceeds received from prior financings.  Additionally, for the quarter ended April 30, 2010 the Company recorded a gain on sale of assets in the amount of $7,741 as a result of the trade of a vehicle in Brazil.

General and administrative expenses totaled approximately $900,000 during the first quarter of fiscal 2011 as compared to approximately $776,000 during the first quarter of fiscal 2010, representing an increment of approximately $110,000 or 14%.  Included in general and administrative expenses during the first quarters of fiscal 2011 and 2010 were approximately $217,000 and $229,000, respectively; of stock compensation expense recorded using the fair value method.  The Company’s common stock options vest over a period of 18 months, with 25% of the common stock options vesting upon the date of issuance and 12.5% of the common stock options vesting each quarter thereafter.  The decrease in the stock compensation expense from the first quarter of fiscal 2010 to the first quarter of fiscal 2011 is due to options issued to consultants fully vested on fiscal 2010.  A total of 2,050,000 options were granted during the first quarter of fiscal 2010.

After adjusting for the effects of stock compensation expense on general and administrative expenses, the remaining general and administrative expenses totaled approximately $669,000 and $547,000 for the quarters ended April 30, 2010 and 2009, respectively, which represents an increase of 22%.  The increase was due mainly to the following: i)Salaries increased by approximately $74,000 in the first  quarter of 2011 due mainly to hiring of a new President of  the Company in October 2009, ii) Consulting fees increased in approximately $33,000 due to investor relation services rendered during the first quarter of fiscal year 2011, iii) Office expenses increment in approximately $34,000 as a result of increased activity in the Company during fiscal 2011, and participation of Brazilian personnel in mining conferences during the first quarter of 2011, and iv) Professional fees decreased approximately $50,000 due to outsourcing and recruiting fees paid in fiscal 2010.

The Company anticipates that general and administrative expenses during the remaining of fiscal 2011 will increase from the level experienced in the first quarter of fiscal 2011 as the Company incurs additional consulting and exploration expenditures related to the Brazilian Properties.

Selected Quarterly Financial Information

For the three months ended	Net Revenues	Net Loss	Basic and Diluted Net Loss Per Share

	(In Canadian dollars)

	(000’s except for net loss per common share data)
July 31, 2008	7	(832)	(0.01)
October 31, 2008	55	(674)	(0.01)
January 31, 2009	29	(761)	(0.01)
April 30, 2009	5	(784)	(0.01)
July 31, 2009	37	(1,008)	(0.01)
October 31, 2009	120	(740)	(0.01)
January 31, 2010	12	(2,109)	(0.02)
April 30, 2010	13	(890)	(0.01)

Differences Between Canadian and United States Generally Accepted Accounting Principles

At the present stage of the Company’s business development, there are no significant differences between Canadian and United States generally accepted accounting principles that impact the Consolidated Balance Sheets, the Consolidated Statements of Operations, the Consolidated Statements of Shareholders’ Equity and the Consolidated Statements of Cash Flows except for the deferral and capitalization of mineral properties and deferred expenditures as discussed in Note 8 to the Notes to Interim Consolidated Financial Statements.

Fluctuations in Foreign Currency Exchange Rates.

The Company raises its equity in Canadian dollars, its exploration expenditures are generally denominated in Brazilian reales, and its administrative expenses in United States dollars   As a result, the Company’s expenditures are subject to foreign currency fluctuations.  Foreign currency fluctuations may materially and adversely increase the Company’s operating expenditures and reduce the amount of exploration activities that the Company is able to complete with its current capital. The Company does not engage in any hedging or other transactions to protect itself against such currency fluctuations.

Impact of Inflation.

As the Company is not anticipating recording sales and revenues from operations in the short term, as such a discussion of the effect of inflation and changing prices on its operations is not relevant.

Risk Factors

An investment in the Company’s common shares is highly speculative and subject to a number of risks. Additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company’s business. If any of the following risks occur, or if others occur, the Company’s business, operating results and financial condition could be adversely impacted.

The Company’s business plan to acquire additional exploration prospects, continue exploration activities on its current projects, and, if warranted, undertake development and mining operations, is subject to numerous risks and uncertainties, including the following:

Lack of Proven Properties and Development Funds.  At this point, all of the Company’s exploration prospects and property interests (collectively the “Properties”) are gold prospects in Brazil, and the Company has no income from operations.  Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.

Limited Exploration Prospects.  The Company’s existing properties are all gold prospects in Brazil.  Accordingly, the Company does not have a diversified portfolio of exploration prospects either geographically or by mineral targets.  The Company’s operations could be significantly affected by changes in the market price of gold, as the economic viability of the Company’s projects is heavily dependent upon the market price of gold.  Additionally, the Company’s projects are subject to the laws of Brazil and can be negatively impacted by the existing laws and regulations of that country, as they apply to mineral exploration, land ownership, royalty interests and taxation, and by any potential changes of such laws and regulations.

Title to Properties.  The Company cannot guarantee title to all of its Properties as the Properties may be subject to prior mineral rights applications with priority, prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects.  Certain of the mineral rights held by the Company are held under applications for mineral rights and, until final approval of such applications is received, the Company’s rights to such mineral rights may not materialize and the exact boundaries of the Company’s properties may be subject to adjustment.  The Company does not maintain title insurance on its properties.

Environmental Laws.  The exploration programs conducted by the Company are subject to national, state and/or local regulations regarding environmental considerations in the jurisdiction where they are located.  Most operations involving exploration or production activities are subject to existing laws and regulations relating to exploration and mining procedures, reclamation, safety precautions, employee health and safety, air quality standards, pollution of stream and fresh water sources, odor, noise, dust, and other environmental protection controls adopted by federal, state and local governmental authorities as well as the rights of adjoining property owners.  The Company may be required to prepare and present to federal, state or local authorities data pertaining to the effect or impact that any proposed exploration or production of minerals may have upon the environment.  All requirements imposed by any such authorities may be costly, time consuming, and may delay commencement or continuation of exploration or production operations.  However, at this time, the Company is exploring its Properties and does not anticipate preparing environmental impact statements or assessments until such time as the Company believes one or more of its Properties will prove to be commercially feasible.

Exploration and Development Risks.  The business of exploring for minerals and mining involves a high degree of risk.  Few properties that are explored are ultimately developed into producing mines.  At present, the Company has prepared a preliminary economic assessment of one of the Company’s properties, the Tocantinzinho Property.  The remaining property is an early stage exploration prospect and the Company has formed no estimate of a potential ore body.  The grade of any ore ultimately mined may differ from that indicated by drilling results.  Major expenses may be required to establish ore reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site.  It is impossible to ensure that the current development programs planned by the Company will result in a profitable commercial mining operation. Mineral deposits and production costs are affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions.

Competition. The mineral industry is intensely competitive in all its phases.  The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Political Risk. Properties in which the Company has an interest are located in the Amazon basin in Brazil, which may be of particular interest or sensitivity to one or more interest groups.  Consequently, mineral exploration and mining activities in those areas may be affected in varying degrees by political uncertainty, expropriations of property and changes in applicable government policies and regulation such as business laws, environmental laws, native land claims entitlements or procedures and mineral rights and mining laws, affecting the Company’s business in that area.  Any changes in regulations or shifts in political conditions are beyond the control or influence of the Company and may adversely affect its business, or if significant enough, may result in the impairment or loss of mineral concessions or other mineral rights, or may make it impossible to continue its mineral exploration and mining activities in such areas.

Potential Dilution to Existing Shareholders.  The Company may require additional financing to complete full exploration of its mineral properties.  The Company anticipates that it may sell additional equity securities including, but not limited to, its common stock, share purchase warrants or some form of convertible security.  The effect of additional issuances of equity securities will result in dilution to existing shareholders.

Insurance Coverage.   Mineral exploration is subject to risks of human injury, environmental and legal liability and loss of assets.  The Company may elect not to have insurance for certain risks because of the high premiums associated with insuring those risks or, in some cases, insurance may not be available for certain risks.  Occurrence of events for which we are not insured could have a material adverse effect on the Company’s financial position or results of operations.

Key Executives.   The Company is dependent on the services of key executives, including its Chairman and Chief Executive Officer, Mark E. Jones, III, its President and Chief Operations Officer, James J. Komadina, its Director and retired President, Leendert G. Krol, and its Vice President of Exploration, Elton L. S. Pereira.  Each of the above individuals has many years of background in the mining industry.  The Company may not be able to replace that experience and knowledge with other individuals.

C.  Financial Condition; Liquidity and Capital Resources.

As of April 30, 2010, the Company had working capital of $3,946,542 as compared to working capital of $4,892,539 at January 31, 2010.  At April 30, 2010, the Company had current assets of $4,643,240, including $4,596,819 in cash and $46,421 in other current assets compared to total current liabilities of $696,698.

During fiscal 2011 the Company received cash proceeds of $153,000 representing the exercise of 300,000 stock options, by consultants, at exercise price of $0.51. During fiscal 2010 no stock options were exercised.

In November 2009, the Company closed a private placement of 7,659,699 units at $0.65 per unit for gross proceeds of $4,978,804.  The Company paid brokerage cash commission on the placement of $308,867 plus additional share issuance costs totaling $113,315.  Each unit consists of one common share and one half of one share purchase warrant.  Each of the 3,829,849 warrants would entitle the holder to purchase one additional share of the Company at $1.00 until May 3, 2011. Additionally, , brokerage agents received 475,180 agent’s warrants, entitling the holder to purchase one additional unit of the Company at $0.65 until May 3, 2011; each unit consists of one common share and one half of one share purchase warrant (the “underlying warrant”), entitling the holder to purchase one additional common share of the Company at $1.00 until May 3, 2011.

In July 2008, the Company closed a private placement with Eldorado Gold Corporation (“Eldorado”) by the issuance of 8,800,000 units of the Company (the “Units”) at the price of $0.95 per Unit for gross proceeds of $8,360,000.  The Company paid stock issuance costs totaling $38,200.  Each Unit consists of one common share and one-half of one non-transferable share purchase warrant.  Each full warrant would entitle the holder to acquire one additional share at a price of $1.30 per share until January 24, 2010. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the

4,400,000 warrants to extend the expiry date to January 24, 2011 and to reduce the exercise price to $1.00. The shares, warrants and any shares issued upon exercise of the warrants are subject to a four month hold period during which the securities may not be traded except as permitted by the Securities Act and the Rules made there under and the TSX Venture Exchange.

To complete its earn-in of the option to acquire an initial 60% interest in the Company’s Tocantinzinho Properties, Eldorado is required to incur $9.5 million in expenditures on the Tocantinzinho Properties within 24 months or pay the cash equivalent to the Company. Eldorado has advised the Company that it has expended in excess of $9.5 million on the Tocantinzinho properties as of September 2009. Subject to completing the earn-in Eldorado will be entitled to exercise the option to acquire an initial 60% in the Project by paying $40 million dollars to the Company.  Conditional upon exercise of the first option, Eldorado will have a second option to acquire a further 10% interest exercisable after a construction decision has been made on the Tocantinzinho Properties by paying an additional $30 million dollars, subject to increase to up to $40 million dollars based on the proven and probable reserves outlined in the feasibility study, and a third option to acquire within two years of the construction decision a further 5% interest (for a total of 75%) by paying a further $20 million dollars.

In March 2007 the Company closed a private placement of 9,253,333 units at $0.90 per unit for gross proceeds of $8,328,000.  The Company paid a brokerage commission on the placement of $372,960.  Each unit consisted of one common share and one half of one share purchase warrant.  Each whole warrant would entitle the holder to purchase one additional share of the Company at $1.60 for one year.  Subsequent to January 31, 2008, the Company received approval from the TSX Venture Exchange to amend the warrants to extend the expiry date to March 22, 2009 and to reduce the exercise price to $1.25 per share. In the first quarter of 2009, the Company received approval from the TSX Venture Exchange to amend the 4,626,666 warrants to extend the expiry date to March 22, 2010 and to reduce the exercise price to $1.00. The 4,626,666 warrants expired unexercised in March 2010.

All financings described herein were private placements and were made pursuant to the private placement laws of Canada and pursuant to the exemptions provided by Section 4(2) and Regulation S under the United States Securities Act of 1933.

Except for the Tocantinzinho Property, the Company, , has no other properties that have proven to have the potential to be commercially developable, and has no significant revenues from mining operations.  The rights and interests in the Tocantinzinho, Piranhas, Agua Branca and Bom Jardim Properties in Brazil constitute the Company’s current mineral holdings.  While the Company believes it has sufficient working capital as of this date to meet its commitments during 2010, the Company cannot estimate with any degree of certainty either the time or the amount of funds that will be required to acquire and conduct additional exploration activities on new prospects.  Certain of the Company’s planned expenditures are discretionary and may be increased or decreased based upon funds available to the Company.  The Company may seek additional equity financing during fiscal 2011, including the potential exercise of outstanding options and warrants.  The inability of the Company to raise further equity financing could adversely affect the Company’s business plan, including its ability to acquire additional properties and perform exploration activities on existing properties.  If additional equity is not available, the Company may seek exploration partners to assist in funding acquisition or exploration efforts.  Historically, the Company has been able to successfully raise capital as required for its business needs; however, no assurances are made by the Company that it can continue to raise debt or equity capital for a number of reasons including its history of losses and property write downs, the fluctuation in the price of its common stock, the number of shares outstanding and the Company’s limited and speculative asset base of exploration properties and prospects.

D.  Trend Information

The cyclical nature of the prices of metals, particularly the price of gold, is reasonably likely to have an effect on the Company’s liquidity and capital resources.  If the price of gold or the worldwide demand for gold decreases, there would likely be an adverse effect on the Company’s ability to rise additional funding and attract exploration partners for its Properties.

E.  Off-Balance Sheet Arrangements.

As of June 24, 2010, the Company has no off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

F.  Contractual Obligations

As of April 30, 2010, the Company’s operating lease obligations were approximately as follows:

Payments due by period
Contractual obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	$ 146,272	$ 76,025	$ 70,247	$ -	$ -

Additionally, the Company has payments totaling BR$4,875,000 required to maintain its interest in the Piranhas Properties.  While these payments are not fixed obligations since the Company can abandon the Properties at any time without penalty or further payments, these payments are required to maintain the Company’s interest.  The timing of all such payments is as follows (all amounts are approximate and in Canadian dollars based on the exchange rate as of April 30, 2010):  $166,000, $268,000, $1,590,000 and $823,000, due in fiscal years 2011, 2012, 2013 and 2014, respectively.

Additionally, the Company has payments totaling US$2,060,000 required to maintain its interest in the Água Branca Property.  The amount of US$60,000, paid in May 2010, was due upon publication of the exploration licenses by the Brazilian National Department of Mineral Production (“DNPM”), additional US$130,000 is due on or before December 31, 2010, and US$1,870,000 in two years from the date of the definitive agreement. To maintain the option, the Company has to spend at least US$500,000 on the property in each of the first two years which includes at least 2,000 meters of core drilling in the first year. In addition, the Company will assume all existing commercial obligations on the property. The vendor will retain a 2% net smelter royalty, which the Company can repurchase for US$2,000,000.

G.  Related Parties

During the first quarter of fiscal 2011 and fiscal 2010, the Company paid consulting fees of $30,000 and $30,000 respectively to directors for advisory services, and paid directors’ fees of $6,750 and $3,000, respectively, to directors for advisory services.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

H.  Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company’s management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements.  Actual results may differ from those estimates.

Mineral Properties and Deferred Expenditures

Direct acquisitions, evaluation and exploration expenditures are capitalized, reduced by related sundry income, to be amortized over the recoverable mineral reserves if a property is commercially developed.  When an area is disproved or abandoned, capitalized expenditures are written down to net realizable value.  The Company recorded write-downs totaling approximately $930,000 during the period of three months ended April 30, 2010.

Long-Lived Assets
Long-lived assets include mineral properties and deferred expenditures and equipment. Long-lived assets are tested for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. Carrying amounts are written off to the extent capitalized costs exceed the expected undiscounted net cash flows from their use and eventual disposition proceeds.

Income Taxes
The Company files a separate Canadian income tax return.  The Company’s United States subsidiaries file a consolidated United States income tax return.  Income taxes are calculated using the liability method of accounting.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets.  The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse.  Valuation allowances are provided where net future income tax assets are not more likely than not to be realized.

Stock Based Compensation
The Company uses the fair-value based method to account for all stock-based payments to employees and non-employees granted after February 1, 2002 by measuring the compensation cost of the stock-based payments using the Black-Scholes option-pricing model.  The fair value of the stock-based compensation is recorded as a charge to net earnings based on the vesting period with a credit to contributed surplus.  Upon exercise of the stock options, consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital.

The fair value of each option granted has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	Three Months Ended April 30,
	2010	2009
Expected dividend yield	-	0%
Expected volatility	-	89%
Risk-free interest rate	-	1.35%
Expected life	-	3.5 years
Weighted average fair value of options granted	-	$ 0.33

Stock-based compensation related to options granted to employees and non-employees increased the following expenses in the consolidated financial statements of the Company in the three months ending April 30, 2010 and 2009 as follows:

	Three Months Ended April 30,
	2010	2009
Salaries	$217,510	218,063
Consulting	-	$10,819
	$217,510	$228,882

These amounts have also been recorded as contributed surplus on the consolidated balance sheets.

I.  Recent Accounting Pronouncements

The Company adopted the following provisions of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Sections on a prospective basis.  There was no material impact on the Company’s financial condition or operating results as a result of the adoption of these new standards:

General Standards of Financial Statement Presentation

Section 1400, “General Standards of Financial Statement Presentation”, includes requirements for management to assess and disclose an entity’s ability to continue as a going concern.

Comprehensive Income

Section 1530, “Comprehensive Income”, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company’s shareholders’ equity that results from transactions and other events from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until such items are realized.

This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders’ equity.

Accordingly, a consolidated statement of operations and comprehensive loss forms part of the Company’s consolidated financial statements and displays current period net income (loss) and other comprehensive income (loss).  Other comprehensive income consists of unrealized gains on available-for-sale financial assets.  The cumulative changes in other comprehensive income are included in accumulated other comprehensive income within shareholders’ equity on the consolidated balance sheet.

Capital Disclosures

Section 1535, “Capital Disclosures”, establishes standards for disclosing information about an entity’s capital and how it is managed, and requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the Company’s objectives, policies and processes for managing capital.  Under this standard, the Company is required to disclose the following:

•	qualitative information about its objectives, policies and processes for managing capital;
•	summary quantitative data about what it manages as capital;
•	whether during the period it complied with any externally imposed capital requirement to which it is subject; and
•	when the Company has not complied with such externally imposed capital requirements, the consequences of such non-compliance.

The Company immediately adopted this amended standard in 2010 with no impact on its financial statements.

Goodwill and Intangible Assets

In February 2008, the CICA Handbook Section 3064, “Goodwill and Intangible Assets”, replaced Section 3062, “Goodwill and Intangible Assets”, and Section 3450, “Research and Development Costs”.  This section provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition, clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or are developed internally.

Financial Instruments - Disclosures

In June 2009, the CICA Handbook Section 3862, “Financial Instruments – Disclosures”, was amended to require disclosures about the inputs to fair value measurements, including their classification within a hierarchy that prioritizes the inputs to fair value measurement.  The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3 – Inputs that are not based on observable market data.

The additional disclosure is intended to enable users to evaluate:

•	the significance of financial instruments for the Company’s financial position and performance;
•	the nature and extent of risks arising from financial instruments to which the Company is exposed during the period and at the balance sheet date; and
•	how the Company manages those risks.

Financial Instruments - Presentation

Section 3863, “Financial Instruments – Presentation”, enhances financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows.

Hedges

Section 3865, “Hedges”, specifies the criteria under which hedge accounting is permissible and how hedge accounting may be performed.  As at April 30, 2010 and 2009, the Company had not designated any hedging relationships.

Accounting Policy Choice for Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, “Accounting Policy Choice for Transaction Costs” (“EIC-166”).  This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than as held-for-trading.  Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments, and permits different policy choices for financial instruments that are not similar.  EIC-166 requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”.  The Company has evaluated the impact of EIC-166 and determined that no adjustments were required.

Credit Risk and the Fair Value of Financial Assets and Financial Liabilities

In January 2009, the CICA Emerging Issues Committee issued EIC-173, “Credit Risk and the Fair Value of Financial Assets and Financial Liabilities”.  It requires an entity to consider its own credit risk and the credit risk of the counterparty in determining the fair value of financial assets and financial liabilities, including derivative instruments.  This EIC is applicable retrospectively without restatements of prior periods to all financial assets and liabilities measured at fair value in interim and annual financial statements for periods ending on or after January 20, 2009.  Retrospective application with restatement of prior periods is permitted but not required.  The application of incorporating credit risk into the fair value may result in entities re-measuring the financial assets and financial liabilities as at the beginning of the period of adoption, with any resulting difference recorded in retained earnings (deficit), except when derivatives in a fair value hedging relationship are accounted for by the short cut method (the difference is adjusted to the hedged item) and for derivatives in a cash flow hedging relationship (the difference is recorded in accumulated other comprehensive income). The Company has evaluated this new section and has determined that the adoption of these new requirements has not had an impact on the Company’s consolidated financial statements.

Mining Exploration Costs

On March 27, 2009, the CICA approved EIC-174, “Mining Exploration Costs”.  This guidance clarified that an entity that has initially capitalized exploration costs has an obligation in the current and subsequent accounting periods to test such costs for recoverability whenever events or changes in circumstances indicate that its carrying amount may not be recoverable.  The Company immediately adopted the EIC with no impact on its consolidated financial statements.

Recent Accounting Pronouncements in Canada

The following recently issued accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

Section 1582, Business Combinations

Section 1582 applies prospectively to the Company’s business combinations on or after January 1, 2011.  Early adoption of this recommendation is permitted.  This section replaces Section 1581, “Business Combination”, and harmonizes the Canadian accounting standards with International Financial Reporting Standards (“IFRS”).  Under the new guidance, the purchase price used in a business combination will be the new fair value of the shares exchanged at their market price on the date of the exchange.  Currently, when shares are issued, they are valued based on the market price for a reasonable period before and after the date the acquisition is agreed upon and announced.  Under the new guidelines, all acquisition costs are expensed where currently they are capitalized as part of the acquisition costs.  There are also a number of other differences between the new guidelines and current GAAP.  The Company does not expect the adoption of this pronouncement to impact the consolidated financial statements.

Section 1601, Consolidated Financial Statements, and Section 1602, Non-Controlling Interests

Section 1601 and 1602 change the accounting and reporting of ownership in interests in subsidiaries held by parties other than the parent.  Non-controlling interests are to be presented in the consolidated balance sheet within equity, but separately from the parent’s equity.  The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations.  In addition, these pronouncements establish standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated.  They also establish reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interest of the non-controlling owners.  These standards apply prospectively to business combinations from January 1, 2011. The Company has evaluated this new section and has determined that the adoption of these new requirements has not had a material impact on the Company’s consolidated financial statements.

International Financial Reporting Standards

In February 2008, the Accounting Standards Board announced that publicly accountable entities will be required to prepare financial statements in accordance with IFRS for interim and annual financial statements for fiscal years beginning on or after January 1, 2011.  The Company is assessing the impact of the conversion from GAAP to IFRS on the financial statements and will develop a conversion implementation plan.

J.  Disclosure of Outstanding Share Data

As of June 24, 2010, the Company has issued and outstanding a total of 93,846,055 common shares. The Company had a total of 8,393,884 warrants to purchase common shares outstanding as of June 24, 2010, as follows:

Number of Warrants Outstanding	Exercise Price	Date of Expiry
4,400,000	$1.00	January 24, 2011
3637499	$1.00	May 3, 2011
237,590	$0.65	May 3, 2011
118,795	$1.00	May 3, 2011

In November 2008, the Company’s board of directors approved the adoption of a Shareholder Rights Plan (the “Rights Plan”).  By an agreement dated May 14, 2009, the Company amended its Rights Plan, and on June 12, 2009 shareholders ratified the Rights Plan, as amended, to maintain it in full force and effect. The Rights Plan, as amended, have an initial term which expires at the annual general meeting of shareholders of the Company to be held in 2012, unless terminated earlier.  The Rights Plan may be extended beyond 2012 by resolution of shareholders at such meeting.

The Rights Plan has been implemented by way of a rights plan agreement (the “Rights Plan Agreement”) which has been designed to protect shareholders from unfair, abusive or coercive take-over strategies including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control. The board of directors of the Company (the “Board”) considers that the adoption of the Rights Plan is desirable and in the interests of all of the Company’s shareholders. The Rights Plan Agreement was adopted to ensure equal treatment of shareholders and to provide the Board with sufficient time, in the event of a take-over bid or tender offer for voting shares of the Company, to pursue alternatives which could enhance shareholder value. These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell the Company’s common shares with the best opportunity to realize the maximum sale price for their shares. In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganization or restructuring. The directors need time to consider, and if appropriate, pursue such alternatives.

Equity Compensation Plan Information as of June 24,2010
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	9,249,588	$0.85	3,750,412
Equity compensation plans not approved by security holders	-0-	N/A	-0-
Total	9,249,588	$0.85	3,750,412

Under the terms of the plan, the exercise price of each option equals the closing market price of the Company’s stock on the date of grant. Most of the options granted under the Company’s stock option plan are subject to vesting requirements (25% on the date of grant and 12.5% on each quarter end thereafter) and have a term of five years.  Options are issued at the discretion of the Board of Directors.

K. Other Information

Subsequent Events

On May 12, 2010, the Company entered into an agreement with Eldorado Gold Corporation (“Eldorado”), pursuant to which, subject to certain conditions, Eldorado would acquire, by way of court approved Plan of Arrangement, all the issued and outstanding shares of the Company. Upon the effectiveness of the Plan of

Arrangement, each common share of Brazauro, not held by Eldorado, will be exchanged for a Brazauro Class B Share and one third of TriStar Gold Inc. (“TriStar”), such that former Brazauro shareholders will own 100% of the TriStar shares. Each Brazauro Class B Share will be exchanged for 0.0675 of an Eldorado common share.

Through the transaction, Eldorado would acquire Brazauro’s flagship Tocantinzinho project as well as the Company’s Água Branca and Piranhas properties. Eldorado has had an option to purchase a majority interest in Tocantinzinho for the past two years and has been actively exploring the property.  The remaining exploration assets of Brazauro and $10,000,000 provided by Eldorado will become assets of TriStar.

All of the Company’s unexercised options and warrants will be exercisable for Eldorado shares on identical terms, adjusted in respect of exercise price and number, on the same exchange ratio being offered for the shares of the Company.

The Arrangement has been approved by the boards of directors of Brazauro and will be subject to, among other things, approval by holders of 66 2/3% of the Brazauro common shares, options and warrants voting as a single class and approval by a majority of Brazauro common shareholders, other than Eldorado, at a special meeting of Brazauro security holders to be held July 15, 2010 called to approve the transaction.

The proposed transaction was reviewed by a Special Committee of Independent Directors of Brazauro and by the Company’s full Board of Directors.  The Board determined that the Arrangement is fair to the Brazauro security holders, is in the best interests of Brazauro and recommends that Brazauro security holders accept the offer and vote in favor of the Plan of Arrangement that will complete the transaction.

In the event that the transaction is not completed, Brazauro has agreed to pay Eldorado a termination fee equal to C$4.8 million, under certain circumstances. Brazauro has also provided Eldorado with certain other customary rights, including a right to match competing offers.

The transaction is expected to close by July 20, 2010 and is subject to customary conditions including without limitation the approval of BC Supreme Court and certain regulatory approvals.

In May 2010, the Company decided to abandon certain mineral claims in the Bom Jardim area due to poor exploration results. As a result, the property was written-down by $929,848 as of April 30, 2010.

L. Controls and Procedures

In connection with the Exemption Orders issued in November 2007 by each of the British Columbia Securities Commission and Ontario Securities Commission, the Chief Executive Officer and Chief Financial Officer of the Company have filed a Venture Issuer Basic Certificate with respect to the financial information contained in the interim consolidated financial statements for the three months ended April 30, 2010, and this accompanying MD&A.

In contrast to the certificate required under National Instrument 52-109 Certificate of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109, in particular, the certifying officers filing the certificate are not making any representations relating to the establishment and maintenance of:

i)
controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP.

The issuer’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in the certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.